____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2019

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer and Boeing Welcome Brazilian Government Approval of Strategic Partnership

São Paulo and Chicago, January, 10, 2019 – Embraer [B3: EMBR3, NYSE: ERJ] and Boeing [NYSE: BA] have welcomed approval by Government of Brazil of the strategic partnership that will position both companies to accelerate growth in global aerospace markets.

The government’s approval comes after the two companies last month approved terms for the joint venture that will be made up of the commercial aircraft and services operations of Embraer. Boeing will hold an 80 percent ownership stake in the new company and Embraer will hold the remaining 20 percent.

The companies have also agreed to the terms of another joint venture to promote and develop new markets for the multi-mission medium airlift KC-390. Under the terms of this proposed partnership, Embraer will own a 51 percent stake in the joint venture, with Boeing owning the remaining 49 percent.

Once Embraer's Board of Directors ratifies its prior approval, the two companies will then execute definitive transaction documents. The closing of the transaction will be subject to shareholder and regulatory approvals and customary closing conditions. Assuming the approvals are received in a timely manner, the transaction is intended to close by the end of 2019.

Forward-Looking Information Is Subject to Risk and Uncertainty

Certain statements in this release may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed terms of the transaction, the ability of the parties to satisfy the conditions to executing or closing the transaction and the timing thereof, and the benefits and synergies of the proposed transaction, as well as any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based on current assumptions about future events that may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. Many factors could cause actual results to differ materially from these forward-looking statements. As a result, these statements speak only as of the date they are made and neither party undertakes an obligation to update or revise any forward-looking statement, except as required by law. Specific factors that could cause actual results to differ materially from these forward-looking statements include the effect of global economic conditions, the ability of the parties to reach final agreement on a transaction, consummate such a transaction and realize anticipated synergies, and other important factors disclosed previously and from time to time in the filings of The Boeing Company and/or Embraer with the Securities and Exchange Commission.

Media Contacts:

Chaz Bickers
Boeing Communications
charles.n.bickers@boeing.com
312-544-2002

Valtecio Alencar

Global Corporate Communications

Embraer

Valtecio.alencar@embraer.com.br

11-3040-6891

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 10, 2019

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer